Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
May 29, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 200023
Attn: Ms. Mary Fraser

Re:	EpiCept Corporation
Registration Statement on Form S-1
File No. 333-132613

Dear Ms. Fraser:
     On behalf of our client, EpiCept Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Post-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-132613), together with exhibits thereto (the “Registration Statement”).
     Set forth below in bold are each of the comments in the Staff’s letter of May 25, 2007. Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
1.	Please refer comment 1 in our previous letter. Among other things, we indicated that you should revise the “Incorporation by Reference” section on page 12 to eliminate any suggestion that any information in a document incorporated by reference into this registration statement will “modify and supersede” the information included in the prospectus. This is so because you may only incorporate documents that have been filed prior to filing this post-effective amendment. We note that the disclosure in this amendment continues to contain this language. Please amend the document as previously requested.

The Company has revised the disclosure in response to the Staff’s comment. See pp. 12 and 13 of the Registration Statement.

     If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8910.
Sincerely yours,
Erika L. Weinberg

cc:	Alexander D. Lynch, Esq.
John V. Talley
Robert W. Cook

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